January 17, 2013

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          AMCOL International Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011 (the “2011 Form 10-K”)
Filed February 29, 2012
File No. 001-14447

Dear Ms. Jenkins:

This letter sets forth the response of AMCOL International Corporation (the “Company”) to the Staff’s comment letter dated December 18, 2012.  The Company has reproduced each of the Staff’s comments and indicated its response thereafter.  The Company has reviewed this response with its independent registered public accounting firm and legal counsel.

1.	Comment: We read your response to our comment 1 of our letter dated November 27, 2012 and note that your product line sales reports from your regional management do not contain quantified information to explain the changes in your sales. You also state that in the event that your corporate staff notes a significant change in metalcasting product line sales, your corporate staff will contact the relevant local manager in the region to obtain additional information. We note that your current disclosure is generic and does not provide any insight in to your operations. Considering the significant changes in sales in 2010 and 2011 in metalcasting revenues and in order to enhance an investor’s understanding of your business, please (a) describe the process that your management uses to identify and analyze the contributing factors for significant changes in sales when there are offsetting significant increases and decreases under the same product line sales with the same region (i.e. instances when there are no overall significant variance in a region) and how you disclose such information and (b) provide us with, and confirm to us that you will include in future filings, your revised detailed revenue variance analysis that fully explains the changes in revenue between the periods.

Response: We understand that the Staff is requesting us to provide a quantified description of the increase in metalcasting product line sales from 2010 to 2011 attributable to changes in selling prices and to increases in volume. Although our 2011 Annual Report on Form 10-K did not quantify how much of the increase in metalcasting product line sales from 2010 to 2011 was attributable to changes in selling prices or to increases in volume, this information is available if we undertake a manual effort to prepare it on a consolidated basis. Our process for identifying and analyzing significant changes in sales, and other financial statement line items, includes management of each local operation providing analyses of the local operation’s financial statements as part of our standard process to prepare our financial statements. Local management provides information concerning material changes in price, volume, or other contributory factors. This information is reviewed and analyzed by our segment controllers at our corporate offices who coalesce these analyses to present a view of the total picture for each segment. These procedures occur in all instances, even when there is not a significant overall variance. After collecting and processing all of this information, our corporate finance staff coalesces these segment explanations into our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MDA”). Thus, we possess the reporting and control systems necessary in order to allow us to identify, analyze and report the reasons for period-to-period changes in revenue.

In response to the Staff’s comments, we will provide a quantified description of the increase in metalcasting product line sales from 2010 to 2011 attributable to changes in selling prices and to increases in volume in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012.  Below is our proposed expanded disclosure to be included in MDA, with the new disclosure underlined:

“In 2011, our minerals and materials segment continued its strong performance from 2010 for largely the same reasons. Sales increased in three of our product lines: metalcastings by $46.9 million, basic minerals by $5.7 million (due to growth in our agriculture products), and other product lines by $7.5 million (due to increased sales of environmental segment products in Turkey). We continued to raise selling prices around the world, but most significantly in the USA and Asia Pacific due to the strong demand for our metalcasting products.  Price increases accounted for approximately 16% of the increase in metalcasting sales.   In addition, we increased our volumes as well, led by demand for new chromite product from our South Africa mine. Increased volume accounted for approximately 84% of the increase in metalcasting sales.”

Also, in the event of future material variances in product line revenue between periods, we will include in future filings a quantification of the effect of each causal factor cited.

2.	Comment: We note your response to prior comment 2. We note that your current disclosure is generic and does not provide any insight in to your operations. Considering the significant changes in sales in your building materials product line, to enhance the investors understanding of your business, please tell us (a) how your management assesses the performance of your newly launched products or newly implemented marketing strategies when the factors attributable to material changes in revenue cannot be quantified in your sales report and (b) provide us with, and confirm to us that you will include in future filings, your revised detailed revenue variance analysis that fully explains the changes in revenue between the periods.

Response: We refer the Staff to our response to Comment No. 1 for a summary of our process for identifying and analyzing significant changes in sales and other financial statement line items as it applies to all explanations in our MD&A.

We understand that the Staff is requesting us to provide more specific disclosure regarding the significant changes in our building materials product line sales from 2010 to 2011. In response to the Staff’s comment and in order to provide investors with additional insight into our operations, we will expand our explanation of the increase in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012.  Below is our proposed expanded disclosure to be included in MDA:

“Substantially all of the increase in our building materials product line revenues is due to increases in volume resulting from greater traction of sales within our distribution network as well as increased sales of polymer based products and associated ancillary products.”

As stated above in response to Comment No. 1, in the event of future material variances in product line revenue between periods, we will include in future filings a quantification of the effect of each causal factor cited.

3.
Comment: Based upon your responses, it appears to us that you should provide a risk factor describing your lack of the necessary reporting or control systems that would allow you to identify, analyze and report the reasons for period-to-period changes in revenue.  Tell us also how this lack of a major control system is consistent with your conclusions regarding the effectiveness of disclosure controls and procedures and internal controls over financial reporting.

Response: As stated in response to Comments No. 1 and 2 above, we possess the reporting or control systems necessary in order to allow us to identify, analyze and report the reasons for period-to-period changes in revenue.  As such, we neither believe such a risk factor is applicable or necessary nor believe that our comments herein are inconsistent with our conclusions regarding the effectiveness of disclosure controls and procedures or internal controls over financial reporting.

* * * *

The undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in these matters.  If you have any further questions regarding these matters, please do not hesitate to contact me.

Very truly yours,

Donald W. Pearson
Chief Financial Officer